UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
BRIGHTSPIRE CAPITAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
DigitalBridge Group, Inc.
Attention: Ronald M. Sanders, Esq.
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487
(561) 570-4644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 6, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 38,527,990(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,527,990(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,527,990(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 29.0%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	This amount includes (i) 35,452,367 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)	The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 38,527,990 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,527,990 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,527,990 (1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 29.0%(2)
14	Type of Reporting Person (See Instructions) OO

(1)	This amount includes (i) 35,452,367 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)	The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.6%(2)
14	Type of Reporting Person (See Instructions) OO

(1)	This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)	The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)	The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(2)
14	Type of Reporting Person (See Instructions) IA

(1)	This amount includes 79,001 shares of the Issuer’s Class A Common Stock.

(2)	The calculation of the percentage is based on 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021.

Explanatory Note
This Amendment No. 8 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (“DBRG OC”), and DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) (“DigitalBridge”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, DBRG OC, DigitalBridge and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, DBRG OC, and DigitalBridge, the “Reporting Persons”) on November 7, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on February 27, 2020, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 1, 2020, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on March 4, 2021, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on April 6, 2021, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on May 4, 2021 and Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on August 16, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
This Amendment is being filed to amend Item 6, as set forth below. There have been no changes in the number of shares of the outstanding Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Common Stock”) that may be deemed to be beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
On September 6, 2021, DBRG OC entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with CWP Bidco LP (“Buyer”) to sell one hundred percent of the issued and outstanding membership interests of NRF Holdco to Buyer, subject to closing conditions and third-party approvals. Upon closing of the transaction, Buyer will acquire all of the membership interests of NRF Holdco and DBRG OC will cease to share beneficial ownership of the 3,537,045 shares of Class A Common Stock reported as beneficially owned by NRF Holdco herein, including the 3,075,623 shares of Class A Common Stock issuable upon the redemption of an equal number of OP Units held by RED REIT.

The above description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Purchase and Sale Agreement, dated September 6, 2021, by and between DigitalBridge Operating Company, LLC and CWP Bidco LP (incorporated by reference to Exhibit 2.1 to DigitalBridge's Current Report on Form 8-K filed on September 9, 2021).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2021	CLNC MANAGER, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

NRF RED REIT CORP.

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE GROUP, INC.

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Executive Vice President, Chief Legal Officer and Secretary